Form 4

1.  Hough, William R.
        One Beach Drive S.E.  #1002
        St. Petersburg, FL  33701

2.  Republic Bancshares, Inc. (REPB)

3.  ###-##-####

4.  11/99

5.  11//99

6.  Director and 10% Owner

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.  Common Stock
        Common Stock
        Common Stock
        Common Stock
        Common Stock
        Common Stock


2.  10/29/99


3.  Code P


4.     7,000 (amount),   A,  15.125


5. 3,181,691       6. D      7. --
   29,600          I       by spouse
   40,000          I       by Corporation (WRH Mortgage)
    5,600          I       by Corporation (Royal Palm)
   85,798          I       by Corporation (William R. Hough & Co.)
 105,400           I       by Trust (Hough Family)





Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.  Convertible Preferred
        Convertible Preferred
        Convertible Preferred
        Common Stock Option
        Convertible Subordinated Debentures Due 2014
	Convertible Subordinated Debentures Due 2014
	Convertible Subordinated Debentures Due 2014
	Convertible Subordinated Debentures Due 2014





2.  --
        --
        --
        --
        18.00
        18.00
        18.00
        18.00


3.  -
--
--
--
9/23/99
9/23/99
9/23/99
9/23/99


4.  Code
-
--
--
--
P
P
P
P

5.  (A)			(D)
--
--
--
--
      3,840,000
      	   50,000
         50,000
      1,550,000


6.  Date Exercisable	Expiration Date
--			--
--			--
--			--
--			--
9/23/99		10/1/14
9/23/99		10/1/14
9/23/99		10/1/14
9/23/99		10/1/14

7.  Title			Amount or Number of Shares
      --			--
      --			--
      --			--
      --			--
    Common Stock		213,333
    Common Stock		2,777.77
    Common Stock		2,777.77
    Common Stock		83,333.33

8.  --
     --
     --
     --
    --
    --

9.     28,000
        12,000
        20,000
          5,000
      3,840,000
      	   50,000
         50,000
      1,550,000

10.    D
         I
         I
         D
         D
         I
         I
         I

11.   --
        by spouse
        by corporation (WRH Mortgage)
        --
        --
        by corporation (Spring Haven)
        by corporation (Royal Palm)
        by spouse



  /s/  William R. Hough      08/08/01